Exhibit B

KOOR Industries Limited
(An Israeli Corporation)

Interim Consolidated Financial Statements as at June 30, 2000



Contents


Page

Review Report of Interim Consolidated Financial Statements        2


Interim Consolidated Financial Statements:

Balance Sheets                                                    3

Statements of Income                                              4

Statements of Shareholders' Equity                                5

Statements of Cash Flows                                         11

Notes to the Financial Statements                                17


The Board of Directors
Koor Industries Limited

Review report OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2000

  At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at June 30,2000, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the six month and three month periods then ended.

  Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

  The review reports of certain subsidiaries, whose assets as at June 30, 2000 constitute 33% of the total consolidated assets and whose revenues for the six months then ended constitute 35% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2000 totaled approximately NIS 271 million, and the equity of Koor in their losses for the six months then ended totaled approximately NIS 13 million, have also been reviewed by other auditors.

  Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

  In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

  We draw attention to Note 6A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


  Somekh Chaikin
  Certified Public Accountants (Isr.)

  August 24, 2000



CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                   (NOTE 1B)
                                                                                                   --------------
                                                                                 DECEMBER 31       JUNE 30
                                               JUNE 30                           1999              2000
                                               2000            1999              --------------------------------
                                              UNAUDITED                          AUDITED           UNAUDITED
                                              NIS THOUSANDS                                        US $ THOUSANDS
                                              -------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                         802,392      878,627               1,454,142          196,472
Short-term deposits and investments               657,638      614,544                 474,107          161,028
Trade receivables                               2,753,064    3,238,861               3,225,264          674,110
Other accounts receivable                         442,979      804,271                 663,087          108,467
Inventories and work in progress,
net of customer advances                        1,838,765    2,338,367               2,131,656          450,236
                                               ----------   ----------             -----------       ----------
Total current assets                            6,494,838    7,874,670               7,948,256        1,590,313
                                               ----------   ----------             -----------       ----------
INVESTMENTS AND LONG-TERM
RECEIVABLES
Investments in affiliates                       3,428,447    3,330,655               3,508,889          839,483
Other investments and receivables                 779,105      458,668                 760,590          190,770
                                               ----------   ----------             -----------       ----------
                                                4,207,552    3,789,323               4,269,479        1,030,253
                                               ----------   ----------             -----------       ----------
FIXED ASSETS
Cost                                            6,861,635   10,839,521              10,702,978        1,680,126
Less- accumulated depreciation                  3,507,580    6,375,112               6,114,551          858,859
                                               ----------   ----------             -----------       ----------
                                                3,354,055    4,464,409               4,588,427          821,267
                                               ----------   ----------             -----------       ----------
OTHER ASSETS, NET                                 615,263      710,989                 629,618          150,652
                                               ----------   ----------             -----------       ----------
                                               14,671,708   16,839,391              17,435,780        3,592,485
                                               ==========   ==========             ===========       ==========


The accompanying notes are an integral part of the financial statements.


KOOR Industries Limited
(An Israeli Corporation)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                   (Note 1 B)
                                                                                                                   -------------
                                                                                               December 31         June 30
                                                   June 30                                     1999                2000
                                                   ------------------      ---------------     ---------------     -------------
                                                   2000                    1999
                                                   ------------------      ---------------
                                                   Unaudited                                   Audited             Unaudited
                                                   ----------------------------------------    ---------------     -------------
                                                   NIS thousands                                                   US$ thousands
                                                   ----------------------------------------    ---------------     -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                        1,743,615              2,962,494            3,572,369             426,938
Trade payables                                      1,354,988              1,419,397            1,517,711             331,780
Other payables and accruals                         1,191,260              1,804,847            1,740,418             291,690
Customer advances, net of work in progress          254,827                392,398              204,212               62,396
                                                   ----------              -----------          -----------           ---------
Total current liabilities                           4,544,690              6,579,136            7,034,710             1,112,804
                                                   ----------              -----------          -----------           ---------
LONG-TERM LIABILITIES
Net of current maturities:
Loans from banks                                    3,588,374              3,771,158            3,705,740             878,642
Loans from others                                   115,476                82,669               133,559               28,275
Debentures                                          49,619                 80,952               65,473                12,150
Convertible debentures                              133,727                128,182              180,835               32,744
Customer advances                                   73,734                 170,597              45,754                18,054
Deferred taxes                                      79,441                 227,371              237,784               19,452
Liability for employee severance
benefits, net                                       389,781                278,690              306,035               95,441
                                                   ----------              -----------          -----------           ---------
Total long-term liabilities                         4,430,152              4,739,619            4,675,180             1,084,758
                                                   ----------              -----------          -----------           ---------

MINORITY INTEREST                                   1,223,573              1,380,838            1,324,723             299,602
                                                   ----------              -----------          -----------           ---------
SHAREHOLDERS' EQUITY                                4,473,293              4,139,798            4,401,167             1,095,321
                                                   ----------              -----------          -----------           ---------


                                                   ----------              -----------          -----------           ---------
                                                   14,671,708               16,839,391           17,435,780           3,592,485
                                                   ==========              ===========          ===========           =========



August 24, 2000
                                                  ------------------------------------          -------------------------------
                                                  Jonathan Kolber                               Y.Ben-Shalom
                                                  CEO and Vice Chairman                         Executive Vice President
                                                  of the Board of Directors                     and CFO



KOOR INDUSTRIES LIMITED
(AN ISRAELI COMPANY)
CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF JUNE 2000



                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                                                     (NOTE 1 B)
                                          SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30  YEAR ENDED      SIX MONTHS
                                         ------------------------------------------------------      DECEMBER 31     ENDED
                                         2000            1999            2000          1999          1999            JUNE 30,2000
                                         ----------------------------    ----------------------      -------------   -------------
                                         UNAUDITED                       UNAUDITED                   AUDITED         UNAUDITED
                                         ----------------------------    ----------------------      -------------   -------------
                                         NIS THOUSANDS                   NIS THOUSANDS                               US$ THOUSANDS
                                         ----------------------------    ----------------------      -------------   -------------
Sales and revenues                        4,336,539    5,347,843         2,157,173      2,667,356    10,715,358      1,061,836
Cost of sales and revenues                3,221,751    4,153,378         1,626,571      2,085,707    8,160,372       788,871
                                         ----------    -----------       -----------    ---------    ----------      ----------
Gross profit                              1,114,788    1, 194,465        530,602        581,649      2,554,986       272,965
Selling and marketing expenses            402,866      493,630           198,048        250,738      981,726         98,645
General and administrative expenses       257,375      383,726           121,493        183,132      732,246         63,020
                                         ----------    -----------       -----------    ---------    ----------      ----------
Operating income                          454,547      317,109           211,061        147,779      841,014         111,300
Financing expenses, net                   135,180      172,901           76,781         69,548       359,633         33,100
                                         ----------    -----------       -----------    ---------    ----------      ----------
                                          319,367      144,208           134,280        78,231       481,381         78,200
Other income (expenses), net              270,486      64,631           (41,242)        68,764       107,630         66,231
                                         ----------    -----------       -----------    ---------    ----------      ----------
Income before taxes on income             589,853      208,839           93,038         146,995      589,011         144,431
Taxes on income                           194,103      85,513            25,374         66,648       162,494         47,528
                                         ----------    -----------       -----------    ---------    ----------      ----------
                                          395,750      123,326           67,664         80,347       426,517         96,903
Equity in results of affiliates, net      (4,716)      49,996            (45,403)       30,398       122,182         (1,155)
                                         ----------    -----------       -----------    ---------    ----------      ----------
                                          391,034      173,322           22,261         110,745      548,699         95,748
Minority interest in subsidiaries, net    29,790       30,148            17,823         15,000       (2,481)         7,294
                                         ----------    -----------       -----------    ---------    ----------      ----------
Net income for the period                 361,244      143,174           4,438          95,745       551,180         88,454
                                         ==========    ===========       ===========    =========    ===========     ==========
                                          NIS          NIS               NIS            NIS          NIS             US$
                                         ----------    -----------       -----------    ---------    ----------      ----------
Earnings per NIS I par
value of the ordinary
share capital:                            23,208       9,084             288            6,075        35,023          5,683
                                         ==========    ===========       ===========    =========    ===========     ==========



The accompanying notes are an integral part of the financial statements.



KOOR Industries Limited
(An Israeli Company)

STATEMENT OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000


                                                                                                COMPANY            CUMULATIVE
                                                                                                SHARES HELD BY     FOREIGN
                                                       NUMBER OF                                THE COMPANY        CURRENCY
                                                       ORDINARY        SHARE      CAPITAL       AND                TRANSLATION
                                                       SHARES          CAPITAL    RESERVES      SUBSIDIARIES       ADJUSTMENTS
                                                       ----------      -------    --------      ------------       -----------
                                                                       NIS THOUSANDS
                                                                       ---------------------------------------------------------
BALANCE AS AT JANUARY 1, 2000 (AUDITED)                 15,730,971     534,747    2,426,287    (53,842)             (579,036)

CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2000 (UNAUDITED)

Net income for the period                               -              -          -             -                    -
Inflationary erosion of dividend proposed in 1999       -              -          -             -                    -
Interim dividend                                        -              -          -             -                    -
Dividend in respect of shares of the Company held
by subsidiaries                                         -              -          -             -                    -
Acquisition of "treasury stock"                        (442,208)       -          -            (162,070)             -
A capital reserve in respect of conversion of notes
in affiliate by a controlling shareholder               -              -          403           -                    -
Foreign currency translation adjustments                -              -          -             (68,350)             -
Exercise of stock options granted to Israeli banks      -             * -         138           -                    -
                                                       ----------      -------    ---------     ------------       ----------

BALANCE AS AT JUNE 30, 2000 (UNAUDITED)                15,288,763      534,747    2,426,828    (215,912)            (647,386)
                                                       ==========      =======    =========     ============       ==========


STATEMENT OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000


                                                                    TOTAL
                                                        RETAINED    SHAREHOLDERS'
                                                        EARNINGS    EQUITY
                                                     ------------    -----------

                                                     ---------------------------
BALANCE AS AT JANUARY 1, 2000 (AUDITED)                 2,073,011   4,401,167

CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2000 (UNAUDITED)

Net income for the period                                 361,244     361,244
Inflationary erosion of dividend proposed in 1999          (1,143)     (1,143)
Interim dividend                                          (58,744)    (58,744)
Dividend in respect of shares of the Company held
by subsidiaries                                               648         648
Acquisition of "treasury stock"                            -         (162,070)
A capital reserve in respect of conversion of notes
in affiliate by a controlling shareholder                  -              403
Foreign currency translation adjustments                              (68,350)
Exercise of stock options granted to Israeli banks         -              138
                                                        ----------  ------------

BALANCE AS AT JUNE 30, 2000 (UNAUDITED)                 2,375,016   4,473,293
                                                        ==========  ============


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.



KOOR Industries Limited
(An Israeli Company)

STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
---------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                             COMPANY           CUMULATIVE
                                                                                             SHARES HELD BY    FOREIGN
                                                    NUMBER OF                                THE COMPANY       CURRENCY
                                                    ORDINARY       SHARE         RESERVES    and               TRANSLATION
                                                    SHARES         CAPITAL       CAPITAL     SUBSIDIARIES      ADJUSTMENT
                                                    ----------     ------------  ----------  ---------------   -----------
                                                                   NIS THOUSANDS
                                                    ----------------------------------------------------------------------
BALANCE AS AT APRIL 1, 2000 (UNAUDITED)             15,722,802     534,747      2,426,690      (56,941)         (642,358)

CHANGES DURING THE THREE MONTHS ENDED
JUNE 30, 2000 (UNAUDITED)
Net income for the period                           -              -            -              -                 -
Exercise of stock options granted to Israeli banks  -              *-           138            -                 -
Inflationary erosion of dividend proposed in 1999   -              -            -              -                 -
Interim dividend                                    -              -            -              -                 -
Dividend in respect of shares of the Company held
by subsidiaries                                     -              -            -              -                 -
Acquisition of "treasury stock"                     (434,039)      -            -             (158,971)          -
Foreign currency translation adjustments            -              -            -              -                (5,028)
                                                    ----------     -------      ---------     ---------         ---------

BALANCE AS AT JUNE 30, 2000 (UNAUDITED)             15,288,763     534,747      2,426,828     (215,912)         (647,386)
                                                    ==========     =======      =========     =========         =========


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.




KOOR Industries Limited
(An Israeli Company)

STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                        COMPANY         CUMULATH
                                                                                                        SHARES HELD BY  FOREIGN
                                                             NUMBER OF                                  THE COMPANY     CURRENCY
                                                             ORDINARY      SHARE          CAPITAL       AND             TRANSLATION
                                                             SHARES        CAPITAL        RESERVES      SUBSIDIARIES    ADJUSTMENT
                                                             ----------    -------------  ----------    --------------  ----------
                                                                           NIS THOUSANDS
                                                                           -------------------------------------------------------
BALANCE AS AT JANUARY 1, 1999 (AUDITED)                      15,723,327    534,747         2,424,070     (53,842)        (559,652)

CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 1999
(UNAUDITED):
Net income for the period                                    -             -               -              -               -
Exercise of stock options granted to Israeli banks           -             *-              414            -               -
Exercise of stock options granted to senior employees        5,473         *-              -              -               -
Conversion of debentures into shares                         2,162         *-              1,004          -               -
Interim dividend                                             -             -               -              -               -
Erosion of dividend proposed in 1998                         -             -               -              -               -
Dividend on company shares held by subsidiaries              -             -               -              -               -
Foreign currency translation adjustments                     -             -               -              -               (37,875)
                                                             ----------    -------         ---------    ---------         --------
BALANCE AS AT JUNE 30, 1999 (UNAUDITED)                      15,730,962    534,747         2,425,488     (53,842)         (597,527)
                                                             ==========    =======         =========    =========         ========

BALANCE AS AT APRIL 1, 1999 (UNAUDITED)                      15,723,327    534,747         2,424,424     (53,842)         (594,751)

CHANGES DURING THE THREE MONTHS ENDED
JUNE 30,1999 (UNAUDITED):
Net income for the period                                    -             -               -             -                -
Exercise of stock options granted to Israeli banks           -             * -             60            -                -
Exercise of stock options granted to senior employees        5,473         * -             -             -                -
Conversion of debentures into shares                         2,162         * -             1,004         -                -
Inflationary erosion of dividend proposed in 1998            -             -               -             -                -
Foreign currency translation adjustments                     -             -               -             -               (2,776)
                                                             ----------    -------         ---------    ---------         --------
BALANCE AS AT JUNE 30,1999 (UNAUDITED)                       15,730,962    534,747         2,425,488     (53,842)        (597,527)
                                                             ==========    =======         =========    =========         ========


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.




KOOR Industries Limited
(An Israeli Company)

STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-----------------------------------------------------------------------------------------------------------------------------------

IN TERMS OF NIS OF JUNE 2000

                                                                                                        COMPANY         CUMULATIVE
                                                                                                        SHARES HELD BY  FOREIGN
                                                             NUMBER OF                                  THE COMPANY     CURRENCY
                                                             ORDINARY      SHARE          CAPITAL       AND             TRANSLATION
                                                             SHARES        CAPITAL        RESERVES      SUBSIDIARIES    ADJUSTMENT
                                                             ----------    -------------  ----------    --------------  ----------
                                                                           NIS THOUSANDS
                                                                           -----------------------------------------------------
BALANCE AS AT JANUARY 1, 1999 (AUDITED)                       15,723,327    534,747      2,424,070      (53,842)       (559,652)

CHANGES DURING 1999 (AUDITED):
Net income for the year                                       -             -            -              -               -
Exercise of stock options granted to Israeli banks            -             * -          416            -               -
Interim dividend                                              -             -            -              -               -
Interim dividend                                              -             -            -              -               -
Interim dividend                                              -             -            -              -               -
Inflationary erosion of dividend proposed in 1998             -             -            -              -               -
Foreign currency translation adjustments                      -             -            -              -               (19,384)
Dividend on Company shares held by subsidiaries               -             -            -              -               -
Conversion of debentures into shares                          2,171         * -          1,024          -               -
Adjustment of consideration in respect of
employee benefit from options granted by
a controlling shareholder                                     -             -            777            -               -
Exercise of stock options granted to senior
employees                                                     5,473         * -          -              -               -
                                                             -----------   --------      ---------     --------         ---------
BALANCE AS AT DECEMBER 31, 1999 (AUDITED)                     15,730,971    534,747      2,426,287     (53,842)         (579,036)
                                                             ===========   ========      =========     ========         =========


* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.



KOOR Industries Limited
(An Israeli Company)

STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-------------------------------------------------------------------------------------------------------------------------------
CONVENIENCE TRANSLATION INTO US DOLLARS (NOTE I B)

                                                                                         COMPANY         CUMULATH
                                                                                         SHARES HELD BY  FOREIGN
                                                                                         THE COMPANY     CURRENCY
                                                            SHARE          CAPITAL       AND             TRANSLATION
                                                            CAPITAL        RESERVES      SUBSIDIARIES    ADJUSTMENT
                                                            -------------  ----------    --------------  ----------
                                                            CONVENIENCE TRANSLATION (NOTE 1B) - US$ THOUSANDS
                                                            ----------------------------------------------------
BALANCE AS AT JANUARY 1, 2000 (AUDITED)                     130,937       594,096         (13,184)     (141,782)

CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2000 (UNAUDITED)
Net income for the period                                   -             -               -             -
Inflationary erosion of dividend proposed in 1999           -             -               -             -
Interim dividend                                            -             -               -             -
Dividend in respect of shares of the Company held
by subsidiaries                                             -             -               -             -
Acquisition of "treasury stock"                             -             -               (39,684)      -
A capital reserve in respect of conversion of notes
in affiliate by a controlling shareholder                   -             99              -             -
Foreign currency translation adjustments                    -             -               -             (16,736)
Exercise of stock options granted to Israeli banks          * -           33              -             -
                                                            -------       -------         --------     ---------
BALANCE AS AT JUNE 30, 2000 (UNAUDITED)                     130,937       594,228         (52,868)     (158,518)
                                                            =======       =======         ========     =========

* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.




KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 20011
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
CASH FLOWS GENERATED BY
OPERATING ACTIVITIES:
Net income for the period              361,244           143,174      4,438           95,745        551,180      88,454
Adjustments to reconcile net
income to net cash
flows generated by
operating activities (a)               90,080            125,812      293,093         359,789       172,153      22,057
Net cash inflow generated
by operating activities                451,324           268,986      297,531         455,534       723,333      110,511
CASH FLOWS GENERATED
BY INVESTING ACTIVITIES:
Purchase of fixed assets               (209,109)         (341,113)    (97,370)        (160,821)     (657,151)    (51,203)
Investment grants in
respect of fixed assets                6,655             32,904       5,594           10,913        45,219       1,629
Investments in intangible
assets and deferred charges            (35,990)          (51,646)     (11,709)        (10,938)      (107,696)    (8,812)
Additional investment
in subsidiaries                        (14,627)          (161,914)    (193)           (82,381)      (119,315)    (3,582)
Payment of liabilities
for purchase of
consolidated companies                 (112,557)         -            -               -             -            (27,561)
Acquisition of newly
consolidated subsidiaries (b)          -                 (205,965)    -               (206,215)     (235,312)    -
Investments in affiliates              (11,380)          (692,381)    (6,370)         (37,264)      (890,312)    (2,786)
Granting of loans to affiliates        (360)             (4,337)      (106)           (3,693)       (5,933)      (88)
Collection of loans from
affiliates                             125               99           20              -             105          31
Proceeds from realization
of investments in
formerly consolidated
subsidiaries, net of cash
in those subsidiaries at
the time they ceased
being consolidated (c)                 1,106,579         (56,461)      15,132           142,131     510,051      270,955
Purchase of consolidated
companies' shares by their
consolidated companies                 -                 -             -                -           (116,934)    -
Proceeds from disposal of
investments in investees               53,484            19,336        -                6,831       140,803      13,096
Proceeds from sale of
fixed assets                           18,330            77,765        7,383            61,038      186,591      4,488
Change in investments
and other receivables, net             (129,734)         (36,893)      (94,394)         17,790      (348,487)    (31,766)
Change in short term
deposits and investments, net          (253,121)         72,315        (124,973)        31,700      (151,528)    (61,979)
                                       ----------       -------------  ----------       ----------  -----------  ---------
Net cash inflow (outflow)
generated by investing
activities                             418,295           (1,348,291)   (306,986)        (230,909)   (1,749,899)  102,422
                                       ----------       -------------  ----------       ----------  -----------  ---------

The accompanying notes are an integral part of the financial statements.


KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 2000
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
CASH FLOWS GENERATED
BY FINANCING ACTIVITIES:
Proceeds from exercise
of stock options granted
to Israeli banks                       138            414             138             60            416           33
Acquisition of "treasury
stock"                                 (162,070)      -               (158,971)       -             -             (39,684)
Dividend paid                          (166,935)      (144,960)       (124,077)       (57,822)      (144,953)     (40,875)
Dividend paid to
minority in subsidiaries               -              (8,731)         -               (46)          (12,942)      -
Proceeds from issuance
of shares to minority
interests in subsidiaries              24,310         9,366           4,286           8,878         13,603        5,953
Payment of suppliers'
credit for the purchase
of fixed assets                        (2,043)        (1,284)         -               (448)         (1,237)       (500)
Issuance of convertible
debentures                             -              62,455          -               -             62,455        -
Proceeds from long-term
loans and other
long-term liabilities                  357,180        258,246         59,531          195,639       766,795       87,458
Repayment of long-term
loans, debentures and
other long-term liabilties             (971,486)      (396,245)       (155,534)       (306,109)     (608,772)     (237,876)
Credit from banks and
others, net                            (590,158)      701,696         (88,206)        3,594         917,336       (144,505)
                                       ---------      ---------       ---------       ---------     ---------     ---------
Net cash inflow (outflow)
generated by financing
activities                             (1,511,064)    480,957         (462,833)       (156,254)     992,701       (369,996)
                                       ---------      ---------       ---------       ---------     ---------     ---------
TRANSLATION DIFFERENCES
IN RESPECT OF CASH
BALANCES OF AUTONOMOUS
FOREIGN INVESTEES                      (10,305)       (19,994)        (1,256)         (560)         (8,962)       (2,523)
                                       ---------      ---------       ---------       ---------     ---------     ---------
INCREASE (DECREASE) IN
CASH AND CASH
EQUIVALENTS                            (651,750)      (618,342)       (473,544)       67,811        (42,827)      (159,586)
                                       ---------      ---------       ---------       ---------     ---------     ---------
BALANCE OF CASH AND
CASH EQUIVALENTS AT
BEGINNING OF PERIOD                    1,454,142      1,496,969       1,275,936       810,816       1,496,969     356,058
                                       ---------      ---------       ---------       ---------     ---------     ---------
BALANCE OF CASH AND
CASH EQUIVALENTS AT
END OF PERIOD                          802,392        878,627         802,392         878,627       1,454,142     196,472
                                       =========      =========       =========       =========     =========     =========


The accompanying notes are an integral part of the financial statements.




KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 2000
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
A. ADJUSTMENTS TO
   RECONCILE NET INCOME
   TO NET CASH
   GENERATED BY
   OPERATING ACTIVITIES:

INCOME AND EXPENSES
NOT INVOLVING
  CASH FLOWS:
Minority interest in
subsidiaries, net                      29,790           30,148         17,823         15,000           (2,481)     7,295
Equity in results of
affiliates, net of dividend
received therefrom                     17,354           (34,012)       51,749         (18,442)         (74,976)    4,249
Depreciation and
amortization                           189,801          295,987        91,250         151,241           572,209    46,474
Deferred taxes                         96,541           (33,843)       (2,633)        11,321           (156,267)   23,639
Increase in liability for
employee severance
benefits, net                          136,060          30,612         70.818         17,123           60,286      33,315
Capital losses (gains), net:
Fixed assets                           14,071           1,160          (1,128)        218              3,004       3,445
Investment in formerly
consolidated subsidiaries              (393,492)        (59,439)       (1,132)        (47,601)         (403,388)   (96,350)
Investments in investee
companies                              (24,022)         (38,090)       (1,312)        (36,927)         (47,738)    (5.882)
Inflationary adjustment
of principal of long-term
loans and other liabilities            (47,117)         (46,982)       (8,003)        (13,436)         (43,978)    (11,537)
Inflationary erosion of
principal of credit
from banks and others                  (1,651)          (1,548)        -              -                -           (404)
Adjustment of value of
investments deposits
and loans receivable                   7,091            584            1,135          1,251            (2,629)     1,736
Changes in value of
assets and investments                 (13,775)         22,781         (4,744)        14,384           263,216     (3,373)
Employee benefits in
respect of option warrants
granted by a controlling
shareholder                            -                -               -             -                777         -
                                       ---------      ---------       ---------       ---------     ---------     ---------

                                       10,651           167,358         213,823       94,132           168,035     2,607
                                       ---------      ---------       ---------       ---------     ---------     ---------



The accompanying notes are an integral part of the financial statements.



KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 2000
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
A. ADJUSTMENTS TO
   RECONCILE NET INCOME
   TO NET CASH
   GENERATED BY
   OPERATING ACTIVITIES:

CHANGES IN OPERATING
ASSETS AND LIABILITY
LIABILITY ITEMS:
Decrease (increase) in trade
receivables and other
accounts receivable (after
taking into account
non-current receivables)                 59,595         (276,636)      242,392       143,843          (365,292)      14,592
Decrease (increase) in
inventories, works in
progress and customer
advances (including
long-term customer
advances and deposits)                   (18,312)       28,545        (156,644)     (67,648)          (31,145)       (4,484)
Increase (decrease) in trade
payables and other payables
and accruals                             38,146         206,545       (6,478)       189,462           400,555        9,342
                                       ---------      ---------       ---------     ---------        ---------     ---------
                                         79,429         (41,546)      79,270        265,657           4,118          19,450
                                       ---------      ---------       ---------     ---------        ---------     ---------
                                         90,080         125,812       293,093       359,789           172,153        22,057
                                       =========      =========       =========     =========        =========     =========

B. ACQUISITION OF NEWLY
   CONSOLIDATED
   SUBSIDIARIES:

Assets and liabilities of the
subsidiaries at date of
acquisition:
Working capital deficiency
excluding cash and cash
equivalents                            -                 122,493       -            112,622           137,875        -
Fixed assets and
investments                            -                 (421,352)     -            (372,028)         (811,994)      -
Long-term liabilities                  -                 36,516        -            15,971            193,144        -
Minority interest in
subsidiaries                           -                 64,481        -            54,093            62,170         -
Excess of cost over net
asset value upon
acquisition                            -                 (22,655)      -            (16,873)          (38,063)       -
Equity in net assets                   -                 14,552        -            -                 109,004        -
Liability for acquisition of
subsidiaries                           -                 -             -            -                 112,552        -
                                       -                 (205,965)     -            (206,215)         (235,312)      -


The accompanying notes are an integral part of the financial statements.



KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 2000
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
C. PROCEEDS FROM
   REALIZATION OF
   INVESTMENTS IN
   FORMERLY
   CONSOLIDATED
   SUBSIDIARIES, NET OF
   CASH IN THOSE
   SUBSIDIARIES AT THE
   TIME THEY CEASED
   BEING CONSOLIDATED:

Assets and liabilities
of formerly consolidated
subsidiaries at the time
they ceased being
consolidated:

Working capital surplus,
(deficiency) excluding
cash and cash equivalents                (69,893)         557,962          (34,900)       23,762        613,103          (17,114)
Fixed assets and
investments                              1,308,506        751,130          63,303         221,242       998,182          320,398
Long-term liabilities                    (405,746)        (187,227)        (14,610)       (119,957)     (234,663)        (99,350)
Minority interest in
subsidiary at the
time they ceased being
consolidated                             (132,503)        (224,027)        184            (32,721)      (244,076)        (32,444)
Equity in net assets                     12,723           (1,013,738)      23             2,204         -                3,115
Investments in affiliated
companies, net                           -                -                -              -             (1,025,883)      -
Capital gain on sale
of investments in
subsidiaries                             393,492          59,439           1,132          47,601        403,388          96,350
                                         ---------        -----------      --------       ---------     ------------     --------
                                         1,106,579        (56,461)         15,132         142,131       510,051          270,955
                                         =========        ===========      ========       =========     ============     ========


The accompanying notes are an integral part of the financial statements.


KOOR Industries Limited
(An Israeli Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
----------------------------------------------------------------------------------------------------------------------------------
IN TERMS OF NIS OF JUNE 2000
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                                                                                 (NOTE 1 B)
                                                                                                    YEAR ENDED   SIX MONTHS
                                       SIX MONTHS ENDED JUNE 30       THREE MONTHS ENDED JUNE 30    DECEMBER 31  ENDED
                                       2000              1999         2000             1999         1999         JUNE 30, 2000
                                       UNAUDITED                      UNAUDITED                     AUDITED      UNAUDITED
                                       NIS THOUSANDS                  NIS THOUSANDS                              US$ THOUSANDS
                                       -------------------------      --------------------------    ------------------------------
D. NON-CASH
   OPERATIONS:

Purchase of switching
division                               -               15,814          -              15,814            3,960        -
                                       ======          =======         =======       ==========        =========    ==========

Purchase offixed assets                4,427           1,765           2,637          1,765             5,919        1,084
                                       ======          =======         =======       ==========        =========    ==========

Purchase of other assets               -               4,769           -              4,769             8,337        -
                                       ======          =======         =======       ==========        =========    ==========

Proceeds from sale of
fixed assets and
investees                              1,178           131,421         1,178          124,308           -            288
                                       ======          =======         =======       ==========        =========    ==========

Investment in initially
consolidated
subsidiaries                           -               -               -              -                 112,552      -
                                       ======          =======         =======       ==========        =========    ==========

Interim dividend                       58,096          -               58,096         -                 165,792      14,225
                                       ======          =======         =======       ==========        =========    ==========

Conversion of
convertible debentures
into shares of the
company and of
subsidiaries                           -               1,004           -              1,004             1,024        -
                                       ======          =======         =======       ==========        =========    ==========


The accompanying notes are an integral part of the financial statements.




  KOOR INDUSTRIES LIMITED
  (An Israeli Corporation)

  NOTES TO THE FINANCIAL STATEMENTS


       NOTE 1 -- GENERAL

A. These financial statements are as at 30 June, 2000 and for the six month and three month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at 31 December, 1999 and their accompanying notes.

B. The adjusted interim financial statements as at 30 June, 2000, and for the six month then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1 = NIS 4.084). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

       NOTE 2-- ACCOUNTING POLICIES

       The accounting policies applied in the preparation of the interim financial statements are consistent with those of the financial statements as at 31 December, 1999. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.

       NOTE 3-- FINANCIAL STATEMENTS IN ADJUSTED VALUES

       The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency based on the changes in the Israeli consumer price index (CPI).

       The comparative data in these statements were adjusted to the shekel of June 2000.

       During the six month period ended 30 June, 2000, the CPI increased by 0.3 8% (in the corresponding period last year it decreased by 0.37%). The exchange rate of the US dollar decreased in the reporting period by 1.66% (in the corresponding period last year it decreased by 2.02%).

       During the three months ended 30 June, 2000, the CPI increased by 1.61% (in the corresponding period last year it increased by 1 .06%). The exchange rate of the US dollar increased by 1 .44% (in the corresponding period last year it increased by 1.04%).

       NOTE 4-- DETAILS CONCERNING AFFILIATED COMPANIES AND DIVESTITURE

       a. Mashav Initiation & Development Ltd. - formerly proportionally consolidated company

       On 6 January, 2000 the transaction for the sale of Mashav Initiation & Development Ltd. (hereinafter: "Mashav") to Clal Industries & Investments Ltd. was completed, in the amount of NIS 894 million. In addition, Koor received 47.5% of the shares capital of Mashal Alumina Industries Ltd. The capital gain to Koor from the sale is approximately NIS 364 million before tax, and after the allocation of deferred taxes amounts to approximately NIS 235 million.

       Below are data (based on proportional consolidation) from the financial statements of Mashav for 1999, and for the first half and second quarter of that year:

                                                                      THREE MONTHS
                                                  SIX MONTHS END      ENDED              YEAR ENDED
                                                   JUNE 30 1999       JUNE 30 1999    DECEMBER 31 1999
                                                   NIS MILLIONS       NIS MILLIONS      NIS MILLIONS
                                                  -------------       ------------    ----------------

      Total assets                                 1,331                 1,331             1,305
      Shareholders' equity                           846                   846               546
      Income from sales                              435                   225               879
      Earnings from ordinary operations               63                    33               135
      Net profit                                      41                    22                97

       b. Tadiran Ltd. - consolidated company

1. On 20 January, 2000 an agreement was signed between Tadiran, Koor and Elisra Electronic Systems Ltd. (hereinafter: "Elisra"), whereby Tadiran will transfer its entire holding in Elisra to Koor, free of charge, effective from 1 January 2000. Immediately after transfer of the shares, Elisra will receive shares of Tadiran Spectralink Ltd. and of Tadiran Electronic Systems Ltd. (wholly-owned companies of Tadiran), free of charge.

       On 28 June, 2000, after receipt of all the relevant approvals, the shares were transferred as aforesaid.

2.     On 15 March, 2000 an agreement was signed between Tadiran Ltd.
       and Electric Fuel Corporation (hereinafter: "EFC"), a public company registered in Delaware, USA with shares traded on NASDAQ. Under the agreement, Tadiran will transfer its entire holding (100%) in Tadiran Batteries Ltd. (hereinafter: "Batteries") to EFC. See also
       Note 27F to the financial statements at 31 December, 1999. In May 2000 the agreement for the sale of Batteries was cancelled and an agreement was signed with EFC, whereby Koor invested the sum of 10 million dollars in EFC, in consideration of which it was allotted 5.3% of the share capital of EFC. Koor's holding in EFC could reach 7.7% during the six months from signing the agreement (without need for further investment), contingent upon adjustments, if any, to the stock exchange share price and to additional issues of shares which will be made by EFC.

       In the financial statements as at June 30, 2000, the investment in EFC shares is presented as a current investment in the marketable securities category, in the aggregate amount of approximately 15 million dollars.

       In June 2000 an agreement was signed with a third party for the sale of Batteries, see Note g9.


       c. UNITED STEEL MILLS LTD. - CONSOLIDATED COMPANY

       On 2 March, 2000 United Steel Mills Ltd. (hereinafer: "USM") (approximately 73% interest) announced that it had not reached an arrangement with the banks and other credit suppliers for restructuring USM's short-term and long-term debts, and that negotiations between USM and the banks had been terminated. The financial statements of Koor for 1999 included a provision for reduction of value of the total investment, including the loans which Koor extended to USM.

       Owing to the fact that Koor is not guarantor for the debts of USM to third parties, Koor and its legal advisers believe that Koor will not be obligated in the future to bear any financial cost beyond the above provisions, in respect of the debts of USM to third parties. Furthermore, the management of Koor does not intend to cover the past debts and the capital deficit in realisation values, if any.

       On 16 March, 2000 USM and its subsidiaries filed an application in the Haifa District Court for a proceedings freeze order pursuant to
       Section 350 of the Companies Law, 1999 and for the appointment of a trustee. The application was filed ex parte (applicants only) and with the consent of some of the secured creditors. On the same day, a freeze order on proceedings was given against the applicants and each of them for 90 days, so that no legal proceeding can be continued or started against the applicants except with the consent of the court, so as to enable the formulation of a comprehensive recovery plan and a proposal for a composition of creditors.

       On 20 March, 2000 the Haifa District Court decided to revoke the powers of the Board of Directors and to appoint a trustee for the period of the freeze order. In the decision, all management powers in the company and the subsidiaries were vested in the trustee.

       On 16 May, 2000 the District Court decided to extend the term of the freeze order for an additional three months, i.e. until 17
       September, 2000. Koor agreed to the freeze on proceedings and made NIS 15 million available in credit for the special management and for current operation purposes at USM.

       Any new credit which is granted to the applicants during the freeze period at the request of the trustee, including the credit granted by Koor, has preferred status over all the company's creditors, including secured creditors, and the credit will be repaid only from considerations received in the trustee's fund account during the period in which he operates the plant, and will be paid with priority over any other payment under the composition of creditors. If a deficit is generated in the trustee's fund account, that deficit will be covered out of the finance made available by Koor.

       On 24 May, 2000 the District Court decided to approve an approach by the Trustee to various business corporations in order to interest them in acquiring and/or operating USM and/or its subsidiaries.

       On 15 August, 2000, United Steel Mills gave notice in the name of the trustee of the company, that following the announcement by the Ministry of Finance concerning a decrease in the rate of purchase tax effective from 14 August, 2000, the company was liable to sustain a one-time loss, in view of the purchase tax which was paid for existing stocks, in the amount of approximately NIS 2.5 million, if the State will not give compensation, by way of reimbursement, of amounts in respect of the purchase tax embodied in existing stocks. Furthermore, the rate of the decrease in purchase tax is liable to cause considerable damages for the long term ability of the company to compete with imported products.

       d. TELRAD Networks LTD - CONSOLIDATED COMPANY

1. On 6 March, 2000 a binding memorandum of understanding was signed between Nortel Networks (hereinafter: "Nortel"), an international communications company from Canada, and the Company and Telrad. The memorandum of understanding stipulates that Canadian Nortel and Koor Group will establish a new company in Israel (hereinafter: "Nortel Israel"), which will be controlled by the Canadian Nortel, and Koor Group will hold 28% of its share capital. Koor Group will invest approximately 49 million dollars in Nortel Israel in share capital and shareholders' loans.

       Upon its establishment, Nortel Israel will purchase from Telrad the public switching business and the TXI system, together with Telrad's operations in this field outside Israel, in consideration of approximately 95 million dollars which will be paid to Koor Group. These activities constitute 40%-50% of Telrad's business operations. The expected pre-tax capital gain to Koor Group from this transaction is approximately 61 million dollars.

       Concurrently, by virtue of the option granted it in the past, Canadian Nortel will sell to Koor all of its holdings in Telrad, in consideration of 45 million dollars, so that Telrad will become a wholly-controlled subsidiary of Koor.

       In addition, Koor was granted a put option to sell to Nortel Koor's holding in Nortel Israel. The option is exercisable at the end of three years, at price as determined in the agreement. Nortel Israel will coordinate all the activities of Canadian Nortel which are currently done in Israel not in the Telrad framework, so that the company will have direct access to use of the technologies of Nortel Inc., including the future technologies.

       After the balance sheet date, approval was received from the Commissioner of Restrictive Trade Practices. The closing of the transaction is expected to be on 31 August, 2000.

2. The Board of Directors of Telrad approved a retirement plan of another 200 employees beyond the previous retirement plans from 1998 and 1999, at a total cost of approximately NIS 125 million (about NIS 85 million after the effects of tax), which are included in the financial statements as at 30 June 2000 in the Other expenses, net, item.

       e. ECI TELECOM LTD. ("ECI") - AN AFFILIATED COMPANY

1. In the first quarter of 2000, ECI recorded a capital gain of approximately 31 million dollars from the exercise of traded shares in Terayon Communications Systems Ltd., which were received by ECI as part of a share swap with Telegate Ltd. at the end of 1999.

2. In the second quarter of 2000 ECI recorded an expense of approximately 29 million dollars for the purchase of in process R&D deriving from acquisition of companies.

3. On 29 June, 2000, a memorandum of understanding was signed between ECI and a third party, for the sale of the business systems division of ECI for 75 million dollars, subject to stipulated terms.

4. ECI's Board of Directors approved Management's recommendation that ECI be split up into five additional companies which will engage in different activities, as follows: Access, Transport, Optical Networks, Next Generation Telephony Solutions and Innowave.

       Implementation of the split up is subject to receipt of various approvals where necessary in accordance with law, including approvals of the Income Tax Authorities, the Company's shareholders and the court, as well as the readiness and preparedness of the different activities targeted for separation.

       f.   B.V.R. SYSTEMS (1998) LTD. - ("BVR") - AFFILIATED COMPANY

       During June 2000, Elisra signed an agreement with BVR whereby, subject to certain conditions and approvals, BVR will allot to Elisra one million ordinary shares of BVR (which are approximately 9% of the capital of BVR after their issue), in consideration of 5 million dollars. In addition, BVR will grant Elisra an option to purchase an additional 1.5 million ordinary shares of BVR by June 2003 (which are approximately 12% of the capital of BVR after their issue), at a total price of 9 million dollars (subject to adjustments stipulated in the agreement).

       In addition, during July 2000 Elisra signed another agreement, with a shareholder of BVR, whereby Elisra will purchase all of his shares, which are approximately 10% of the share capital of BVR (before dilution), in consideration of approximately 4.5 million dollars.

       Furthermore, Elisra signed a voting agreement with other shareholders of BVR, whereby Elisra will be entitled to appoint most of the directors of BVR.

       After completion of the above transactions, the holdings of Koor Group in BVR will reach 44.5% (not including exercise of the options).

       Closing the transactions is contingent upon various approvals, as stipulated in the agreements, which have not yet been received. If the terms are not fulfilled by 1 September 2000, the above agreements will be cancelled.

       g. OTHER DIVESTITURES

1. On 30 March, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 76%) in Middle East Tube Ltd. pursuant to an agreement from 23 December, 1999, in consideration of approximately NIS 84 million. After a loss of NIS 25 million which was reported by Middle East Tube in the first quarter, Koor recorded an after-tax capital gain of approximately NIS 20 million in the first quarter of 2000.

2. On 30 March, 2000 a transaction was closed for the sale of Tadiran's entire holding (approximately 56%) in Tadiran Appliances Ltd., under an agreement from 30 December, 1999, in consideration of approximately NIS 134 million. After recording a provision for decrease in value in 1999, no material capital gain was recorded from the sale.

3. Following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC (hereinafter: "Q Group"), in which Koor holds through Koor Multimedia Ltd. (100%) approximately 23%. In January 2000, Koor sold its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale amounts to approximately NIS 30 million, before tax.

4. On 15 February, 2000 a transaction was closed for the sale of Tadiran's entire holding in TADIRAN Telematics Ltd. under an agreement from 25 November, 1999, in consideration of approximately NIS 31 million. After recording A provision for decrease in value IN 1999, no material capital gain was recorded from the sale.

5. On 16 March, 2000, sale of Koor's holding (20%) in Koor Financing Ltd. was completed by virtue of a put option which was granted, in consideration of approximately NIS 12 million. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

6. In January, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Merkavim Metals Ltd. under an agreement from 7 December, 1999, in consideration of approximately NIS 18 million. The capital gain after tax amounted to approximately NIS 4 million.

7. On 21 February, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Altiv Ltd. (hereinafter: "Histour"), under an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour, and was released from all its guarantees for the obligations of Histour towards third parties.

8. On 4 June, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 33.3%) in Y.D. Vehicles and Transportation Ltd. in consideration of approximately NIS 16 million. The capital gain after tax amounted to approximately NIS 1 million.

9. On 15 June, 2000, Tadiran signed an agreement for the sale of all of its holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately 33 million dollars, including a dividend. The transaction was closed after the balance sheet date, on 25 July, 2000. The capital gain after tax which Koor will record in the third quarter, will be approximately NIS 48 million.


       NOTE 5-- STOCK OPTIONS FOR EMPLOYEES

       a. 1997 AND 1998 OPTION PLANS

       On 22 March, 2000 the Board of Directors of Koor decided to amend the stock options plans for employees (except for interested parties) from 1997 and 1998. It was decided that for the 1998 plan, the exercise price would be adjusted for the distribution of a dividend for all the options, even if the entitlement date for exercise fell before the distribution of the dividend.
       Furthermore, it was decided that with regard to options from the 1997 and 1998 plans, for an employee who resigned and who held options which matured prior to his resignation, their exercise period would be up to the end of a period of five years from the date on which the plan entered into effect.

       b. OPTIONS 2000 PLAN

       On 6 August, 2000 the Board of Directors approved the Options 2000 plan which had priorly been approved on 14 June 2000 by the Executive Committee of the Board of Directors. And these are the main points of the plan:

1. A framework was approved for the allotment of 400,000 stock options theoretically exercisable into up to 400,000 ordinary shares of the company, i.e. about 2.5% of the company's issued share capital.

2. The options will be exercised into shares in a quantity which will reflect the amount of the monetary benefit inherent in the options, i.e. against the difference between the rate of the ordinary share of the company as was on the date of exercise of the option, and the exercise price of the option. Thus, the aforesaid regarding the number and price of the underlying shares is theoretical only.

3. The exercise price of each option will be the average closing price of the ordinary share of the company (dollar-linked) in the month preceding the date of the committee's decision, i.e. an exercise price of $97.39.

4. Since the underlying shares will be allotted only against the monetary benefit, the employees will not be required to pay the exercise price on the date of exercising the options. The price will serve purely for calculating the amount of the monetary benefit.

5. The options are designated for the company's employees who are not "interested parties" in the company, and who will not become "interested parties" in the company as a result of allotment of the options.

6. Entitlement to exercise the options will apply according to a break-down of the options into three parcels, so that at the end of the first year from the Effective Date, i.e. 14 June, 2000, or from the date on which the employee started work at the company (whichever is the later), entitlement to exercise one third of the quantity to be allotted will mature, and the remaining two thirds at the end of each of the subsequent two years. The exercise period of each option which matures to entitlement to exercise, is 5 years,

7. The total quantity of 400,000 options will be allotted to a trustee, and the Executive Reward Committee of the company will be authorised to designate the employees' options and the quantities to be allotted to each of them.

       NOTE 6-- CONTINGENT LIABILITIES AND COMMITMENTS

A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter: the "Law") concerning ostensible price coordination and absence of competition between Tadiran Telecommunications Ltd. (hereinafter:
       "Communications") and Telrad Networks Ltd. (hereinafter: "Telrad"), the Commissioner of Restrictive Trade Practices (the "Commissioner") investigated Telecommunications, Telrad and Koor, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

       On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (the "Authority") has concluded the investigation regarding suspicions about restrictive arrangements between Koor, Tadiran Telecommunications, Telrad, Bezeq and Bezeqcall, relating to supply of switchboards for the commercial market and to N.S.R. operations.

       According to information released to the press by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting indictments against several of the investigated employees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is sufficient evidential basis for a trial. In this press release, nothing was mentioned regarding the details of the findings of the Legal Department of the Authority.

       Under the Law, violations may result in penalties as well as in implications at the civil level, if damage should be proven as a result of a violation of the Law. Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

B. Below are data on Koor's investment, through the Koor Venture Capital partnership, in venture capital funds and in high-tech companies, and the commitments of Koor Venture Capital for additional investment, as at the date of publication of the financial statements:

                                                             $ millions
                                                             ----------

         Actual investment as at 30 June, 2000                  24
                                                               ====

         Commitment to invest, over and above the sum
         actually invested                                      74
                                                               ====

       In addition, the holdings of Tadiran in Tadiran Scopus Ltd. were transferred to the partnership.

C. On 20 April, 2000, a settlement agreement was signed between Tadiran and Adaptive Broadband Corporation, whereby both parties withdrew their mutual claims and the arbitration between them was terminated. See Note 18A(5) of the financial statements for 1999.

       NOTE 7 -- RE-PURCHASE OF COMPANY SHARES

       On 7 April, 2000, the Board of Directors of Koor adopted a resolution to approve a framework of 50 million dollars for re-purchasing Koor's ordinary shares. It was decided that these purchases would be effected from time to time during stock exchange trading, under the supervision of the Executive Committee of the Company and in accordance with its guidelines.

       In this framework, until May 2000, 442,208 ordinary shares (about 2.8% of the ordinary share capital) have been purchased, at a cost of approximately NIS 164 million. This sum is deducted from the Company's shareholders' equity.

       On 12 May, 2000, Koor wrote an off-the-floor put option in consideration of NIS 1.9 million, which can be exercised on 14 August, 2000, for 115,000 ordinary shares of Koor, at an exercise price of $92.949 per one ordinary share. This option expired on 14 August, 2000. Following expiration of the option, 19,472 ordinary shares (about 0.1% of the ordinary share capital) have been purchased, at a cost of approximately NIS 7.8 million.

       NOTE 8-- EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

       A. On 4 August, 2000 an agreement was signed between a company from the M-A Industries Group and the minority shareholders of a subsidiary company of M-A Industries in Brazil ("Millennia") (71.5%), for the purchase of 28.5% of the share capital of Millennia ("the Minority Shares").

       The consideration to be paid to the minority shareholders for the Minority Shares will comprise the following:

       1) Immediate cash payment of approximately 23 million dollars.

       2) 12.4 million shares of M-A Industries which are currently owned by another affiliated company of M-A Industries. With respect to 8.9 million shares, the company granted the minority shareholders a "put" option, conferring them the right to sell, upon fulfillment of certain conditions, such shares to the other subsidiary mentioned above, on January 31, 2002, for a consideration of $2.56 per share.

       3) Future payment based on the cumulative profits of Millennia in 2000-2001, in an amount that could reach approximately 27 million dollars.

B.     On 15 August 2000 an agreement was signed by Koor Properties Ltd.
       (a subsidiary wholly controlled by Koor) for the sale of the holdings (50%) of Koor Properties in Shaar Hacarmel Ltd. to a foreign company. The closing is expected to be 45 days after signing the agreement. The consideration to be paid amounts to 20 million dollars. The capital gain to Koor, after tax, amounts to approximately NIS 50 million.


                          KOOR INDUSTRIES LIMITED
                          (AN ISRAELI CORPORATION)


                           Financial Statements
                            As at June 30, 2000
                                (Unaudited)